CATALYST PAPER CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following management discussion and analysis (“MD&A”) of Catalyst Paper Corporation (the “Company”) should be read in conjunction with the interim consolidated financial statements for the three-month periods ended March 31, 2009 and March 31, 2008, and the audited annual consolidated financial statements for the year ended December 31, 2008 and the notes thereto.

Throughout this discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, impairment, and before other non-operating income and expenses as well as EBITDA before specific items, average delivered cash costs per tonne before specific items, net earnings (loss) before specific items, net earnings (loss) per share before specific items, and free cash flow.  Free cash flow is a non-GAAP measure, calculated at EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.  The closest GAAP measure is cash provided by operations less cash used by investing activities.  Management believes these measures are useful to evaluate the performance of the Company and its business segments.  As Canadian Generally Accepted Accounting Principles (“GAAP”) do not define a method of calculating these measures, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure.  The definition, calculation, and reconciliation of these non-GAAP measures is provided in Section 8, “Non-GAAP measures”.

In accordance with industry practice, in this MD&A, the term “tonne” or the symbol “MT” refers to a metric tonne and the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the symbol “Bdt” refers to bone dry tonnes.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term “dollars” and the symbols “$” and “CDN$”.  The term “U.S. dollars” and the symbol “US$” refer to United States dollars.

The information in this report is as at April 29, 2009, which is the date of filing in conjunction with the Company’s press release announcing its results for the first quarter of 2009.  Disclosure contained in this document is current to that date, unless otherwise stated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements.  Forward-looking statements are statements, other than statements of historical fact, that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future, including statements relating to overall economic conditions, future cost savings, capital expenditures, demand for the Company’s products, product prices and advertising levels, production volumes, future cash flows, severance obligations, strength of markets, achievement of synergies, availability of fibre and curtailment of operations.  These forward-looking statements can be identified by the use of words such as “anticipate”, “could”, “expect”, “seek”, “may”, “likely”, “intend”, “will”, “believe” and similar expressions or the negative thereof.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate in the circumstances.  Such forward-looking statements are subject to risks and uncertainties and no assurance can be given that any of the events anticipated by such statements will occur or, if they do occur, what benefit the Company will derive from them.  A number of factors could cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements, including general economic conditions in the U.S., Canada and internationally, market conditions and demand for the Company’s products, levels of advertising spending and circulation,  the outlook for inventories, production and pricing, the Company’s ability to successfully obtain cost savings from its cost reduction initiatives, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, fluctuations in availability and cost of raw materials or energy, the implementation of environmental legislation requiring capital for operational changes, the Company’s ability to obtain financing and other factors beyond the Company’s control.  Additional information concerning these and other factors can be found in Section 12 of this MD&A under the heading "Risks and uncertainties".  The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investors are cautioned not to place undue reliance on these forward-looking statements.  No forward-looking statement is a guarantee of future results.

1	OVERVIEW AND HIGHLIGHTS

First quarter overview

General overview

The global economic recession continued to negatively impact the pulp and paper industry in the first quarter of 2009 (“Q1”).  In particular, weak advertising spending and ongoing structural changes in the newspaper industry resulted in significant demand declines for the Company’s paper and pulp products in Q1.  To address the unprecedented rate of decline in demand, the Company took market related curtailment of approximately 46% of the Company’s newsprint capacity, 13% of specialty printing paper capacity and 40% of its market pulp capacity during Q1.

Despite unfavourable market conditions, the impact of lower costs and the quarter-over-quarter positive impact of inventory valuation related to pulp largely offset the negative impact of lower sales volume and pricing across most products, when compared to the fourth quarter of 2008 (“Q4”).

During Q1, the Company purchased US$45.8 million of its debt, due June 2011, in the open market, and recorded a gain of $30.7 million (US$24.5 million) on the cancellation of this debt.

Financial performance

The Company recorded net earnings of $21.0 million and net earnings before specific items of $8.6 million in Q1, compared to a net loss of $48.5 million and net earnings before specific items of $9.3 million in Q4.  EBITDA of $61.1 million compared to $64.7 million in the prior quarter.  Q1 EBITDA included restructuring costs of $4.2 million, compared to $1.2 million in Q4.  EBITDA before these specific items for Q1 was $65.3 million, compared to $65.9 million in Q4.

Product demand and pricing

Market conditions for the Company’s products were challenging in Q1 due to the global recession.  Coated and uncoated mechanical paper demand and prices declined significantly primarily driven by reduced advertising spending, particularly in the retail sector.  North American directory demand continued to decline but pricing was stable reflecting annual contract prices.  North American newsprint demand and prices continued to decrease due to both the cyclical impact of the recession and the ongoing structural decline of the newspaper industry.  Demand for Northern Bleached Softwood Kraft ("NBSK") pulp continued to trend downwards and prices declined further in Q1.

Production curtailment

Due to the severity of the demand decline in Q4 and into Q1, the Company announced further indefinite capacity closures and continued to take temporary curtailment as required to match production with customer orders.  The Company believes that indefinite curtailment of machines or mills in a period of weak demand is the appropriate way to minimize operating expenses and reduce “fixed” costs to offset the loss of revenue from lower volume.

Crofton No. 1 paper machine (“C1”) was indefinitely curtailed effective February 1, 2009, removing 140,000 tonnes of newsprint on an annualized basis and late in February 2009, the Company announced the indefinite curtailment of Elk Falls paper machines No. 2 (“E2”) and No. 5 (“E5”) and pulp production at the Crofton mill.  The indefinite curtailment of all three paper machines at Elk Falls mill, including Elk Falls paper machine No. 1 (“E1”) which has been indefinitely curtailed since September 2007, removes 526,000 tonnes of newsprint and uncoated mechanical paper capacity on an annualized basis. The indefinite curtailment of  NBSK pulp production at the Crofton mill removes approximately 403,000 tonnes of annual pulp capacity.  These indefinite curtailments impact approximately 700 employees through layoffs.

The following table summarizes paper and pulp production curtailment in Q1:

Q1 2009 Production Curtailment (000 tonnes)	Specialty printing papers	Newsprint	Pulp	Total
Crofton (Jan/Feb/Mar) [1]	1.0	22.6	34.2	57.8
Elk Falls (Jan/Feb/Mar) [2]	15.4	60.1	-	75.5
Powell River (Jan)	3.2	1.2	-	4.4
Port Alberni (Jan/Mar)	17.1	-	-	17.1
Snowflake (Jan/Feb/Mar)	-	25.5	-	25.5
Total	36.7	109.4	34.2	180.3

1
Curtailment consists of market-related curtailment and includes 22,600 tonnes related to C1 which was indefinitely curtailed on February 1, 2009 and 34,200 tonnes of market pulp related to Crofton pulp operation which was indefinitely curtailed on March 8, 2009.

2	Curtailment consists of market-related curtailment related to E1 (curtailed throughout Q1), E2 and E5 (curtailed effective February 23, 2009) which are indefinitely curtailed.

Restructuring

On February 18, 2009, the Company announced a restructuring plan for the Powell River mill intended to improve its cost competitiveness by targeting a labour cost at the mill of $80 per tonne.  The plan, expected to deliver an estimated annual cost saving of $13 million, was developed jointly with Communications, Energy & Paperworkers Union of Canada ("CEP") Locals 1 and 76 in accordance with the commitment made by these locals in the new collective agreement reached December 2008.  The mill’s workforce will be reduced by 127 positions over the next 12 months.  Related restructuring costs of up to $12 million are expected to be incurred, of which $2.1 million was recorded in Q1.

Financing, liquidity and capital assets

During Q1, the Company purchased US$45.8 million of its debt, due June 2011, in the open market for cash consideration of US$21.3 million and recorded a gain of $30.7 million (US$24.5 million) on the cancellation of this debt.  The purchase was financed by the monetization of “in-the-money” currency risk management instruments through unwinding US$114.8 million of notional debt hedge positions for proceeds of $24.4 million.  Subsequent to the quarter end, a further US$20.1 million of notional debt hedge positions were unwound for proceeds of $4.0 million.  US$54.8 million of long term and US$20.0 million of short term notional debt hedge positions remain in place.

At March 31, 2009, the Company had $182.9 million of liquidity available, comprised of $6.0 million in cash and $176.9 million of availability on the Company’s asset-based loan facility (“ABL Facility”).  Refer to Section 3, “Liquidity and capital resources” for a discussion of the Company’s credit facility and liquidity.

Selected financial information

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$352.5	$1,849.4	$492.2	$504.8	$452.9	$399.5
Operating earnings (loss)	24.2	(157.4)	11.5	14.0	(153.3)	(29.6)
EBITDA [1]	61.1	159.4	64.7	53.1	29.5	12.1
– before specific items [1]	65.3	189.5	65.9	66.2	30.7	26.7
Net earnings (loss)	21.0	(221.1)	(48.5)	(10.9)	(124.3)	(37.4)
– before specific items [1]	8.6	(28.0)	9.3	7.2	(22.7)	(21.8)
EBITDA margin [1]	17.3%	8.6%	13.1%	10.5%	6.5%	3.0%
– before specific items [1]	18.5%	10.2%	13.4%	13.1%	6.8%	6.7%

Net earnings (loss) per share (in dollars) – basic and diluted	$0.06	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)
– before specific items [1]	0.02	(0.08)	0.02	0.02	(0.06)	(0.10)

Sales (000 tonnes)
Specialty printing papers	209.0	1,080.8	276.2	268.7	267.4	268.5
Newsprint	125.4	601.8	160.2	189.0	170.8	81.8
Total paper	334.4	1,682.6	436.4	457.7	438.2	350.3
Pulp	59.5	506.9	93.5	138.0	130.0	145.4
Total sales	393.9	2,189.5	529.9	595.7	568.2	495.7

Production (000 tonnes)
Specialty printing papers	220.5	1,060.1	250.0	276.0	265.7	268.4
Newsprint	132.5	596.8	152.7	188.9	172.2	83.0
Total paper	353.0	1,656.9	402.7	464.9	437.9	351.4
Pulp	38.6	503.4	89.2	131.3	142.9	140.0
Total production	391.6	2,160.3	491.9	596.2	580.8	491.4

US$/CDN$ foreign exchange [2]
Average spot rate (a)	0.803	0.938	0.825	0.961	0.990	0.996
Period-end spot rate (b)	0.794	0.817	0.817	0.944	0.982	0.973
Average effective rate (c)	0.856	0.947	0.868	0.971	0.989	0.967

Common shares (millions)
At period-end	381.8	381.8	381.8	381.8	381.8	214.7
Weighted average	381.8	336.1	381.8	381.8	365.2	214.7

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) before specific items, and net earnings (loss) per share before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items, as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2	Foreign exchange rates:
a)	Average spot rate is the average Bank of Canada noon spot rate over the reporting period.
b)	Period-end spot rate is the Bank of Canada noon spot rate.
c)
   Average effective rate represents a blended rate which takes account of the applicable spot rates, the Company’s revenue hedging program in the period, and translation of U.S. dollar denominated working capital at period opening and closing rates.  See
   Section 7, “Summary of quarterly results” for further details.

Overview of the business

Catalyst is a leading producer of specialty printing papers and newsprint in North America.  The Company also produces market pulp and owns Western Canada’s largest paper recycling facility.  With five mills, including its paper recycling facility,  located within a 160-kilometre radius on the south coast of British Columbia (“B.C.”), and one mill located in Snowflake, Arizona, Catalyst has a combined annual capacity of 2,491,000 tonnes of product.  The Company is headquartered in Richmond, B.C.

The Company is the largest producer of specialty printing papers and newsprint in Western North America.  Catalyst’s specialty printing papers include lightweight coated, uncoated mechanical papers, and directory paper.  The Company is one of the largest producers of directory paper in the world and the only producer of lightweight coated paper in Western North America.

The Company’s business is comprised of three business segments: specialty printing papers, newsprint, and pulp.

The chart below illustrates the annual 2009 production capacity of the Company’s principal paper and pulp products by mill:

CAPACITY BY MILL LOCATION AND PRODUCT LINE
		Specialty printing papers			Newsprint	Pulp
Mill location	Number of paper machines	Uncoated mechanical	Lightweight coated	Directory	Newsprint	NBSK pulp
Crofton, B.C. [3]	3	-	-	210,000	200,000	403,000 [2]
Elk Falls, B.C. [3]	3	153,000	-	-	373,000	-
Port Alberni, B.C.	2	-	231,000	106,000	-	-
Powell River, B.C.	3	435,000	-	-	33,000	-
Snowflake, Arizona	2	-	-	-	347,000	-
Total capacity (tonnes)		588,000 [1]	231,000	316,000 [1]	953,000 [1]	403,000

1	Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory and machine-finished uncoated grades.
2
The Company indefinitely curtailed pulp production at its Crofton mill, effective March 8, 2009, removing the equivalent of 403,000 tonnes, of which 343,000 tonnes are is designated as market pulp with the remainder being consumed internally.  The capacity noted in the table above has not been adjusted to reflect the indefinite curtailment.

3
The Company has indefinitely curtailed C1, E1, E2 and E5, removing the equivalent of 153,000 tonnes of specialty printing papers and 513,000 tonnes of newsprint annually.  The capacity and number of machines noted in the table above have not been adjusted to reflect the indefinite curtailment.

Strategy Update

The Company’s long-term objective is to achieve higher sustainable earnings and maximize cash flow by focusing on reducing manufacturing costs and optimizing its brands and customer base.

2009 key priorities

In light of the current global economic downturn, challenging capital markets, and consequently difficult operating environment, the Company is focused on improving its cost base and market position and on the ability to emerge from the current market downturn in a strong competitive position in the industry.  An update on 2009 key priorities as at March 31, 2009 can be found below:

Focus on cash flows and liquidity through the prudent use of capital, including limiting capital expenditures to basic maintenance of business levels and refinancing the 2009 non-recourse debt maturity of the Company’s variable interest entity (“VIE”), Powell River Energy Inc. (“PREI”):

•	The Company generated free cash flow of $35.9 million in Q1 and liquidity improved by $2.6 million;

•
The Company recorded a gain of $30.7 million through buying back its debt at an average discount to par of 53.5%, utilizing a source of funds that crystallized a notional gain and which did not adversely impact the Company’s available liquidity;

•	Capital expenditures in Q1 were $3.6 million and are expected to be approximately $25 million in 2009, compared to $41.9 million in 2008 and $85.8 million in 2007;

•
The Company anticipates refinancing its non-recourse PREI debt which matures in July 2009.  PREI has obtained a twelve-month bridge-financing commitment for the outstanding debt amount from a Canadian bank lender to protect against any unforeseen issues with refinancing this debt in the bond market.

Maintain the Company’s focus on matching production to customer orders and keep inventories at appropriate levels:

•
Production curtailment of 180,300 tonnes in Q1 represented approximately 30% of capacity and finished goods inventory levels as at March 31, 2009 of 77,800 tonnes compared to an average quarter-end inventory level of 105,200 tonnes in 2008 and 80,100 tonnes at the end of the prior period.

Identify further opportunities to reduce “fixed” costs during periods of production curtailment to minimize the financial impact of operating at reduced volumes:

•
Mill fixed costs were $25.3 million lower in Q1 than the previous quarter compared to a reduction in sales volume of 136,000 tonnes.  This represents a reduction of $186 per tonne of reduced volume or approximately 80% of the normal fixed cost burden.  Achieving a reduction of such a relatively high ratio is primarily due to the indefinite curtailment of machines and mills and a detailed line-by-line focus on all cost items during periods of curtailment.

Finalize and implement plans to reduce labour costs to $80 per tonne at Crofton, Elk Falls and Powell River mills:

•
During Q1, the Company announced a restructuring plan for the Powell River mill that is expected to reduce labour cost to the $80 per tonne target.  As the new labour structure is implemented over the next nine to twelve months, the Company will realize savings that are expected to reach $13 million on an annualized basis once the reduced manning level is fully in place.

•
The Company has reached an agreement for an $80 per tonne labour cost structure with the Pulp, Paper and Woodworkers of Canada local at Crofton and continues to work with the CEP local at Crofton to meet this target.

•
A manning structure designed to achieve an $80 per tonne labour target was implemented at Port Alberni in 2008 pursuant to a new collective agreement concluded in February 2008 and the Snowflake mill’s labour structure is also consistent with the $80 per tonne goal.  The $80 per tonne objective is expected to be met at both mills when they operate without curtailments.

•	The Company’s Elk Falls mill is currently indefinitely curtailed.

Reduce municipal property taxes in the four municipalities in B.C. that the Company operates in from the current combined level of $23 million:

•
The Company continues to be involved in ongoing discussions with the four municipalities in B.C.  Catalyst has stated an intention to pay based on the cost of municipal services it consumes in each of the four municipalities, estimated at approximately $1.5 million per community, or $6 million in total.  The Company does not expect to receive notification from the four municipalities of the property tax charge for 2009 until May 2009.

Other strategic initiatives

Thermomechanical pulp (“TMP”) investment at Port Alberni:

Capital expenditure of $1.6 million to upgrade Port Alberni’s TMP facility was incurred in Q1 and a further $2.0 million is expected to be incurred before its completion in May 2009.  The $9.1 million capital upgrade will increase TMP production capacity, reduce recycled de-inked pulp, and decrease the mill’s fibre costs, improving the cost position of the Port Alberni mill.

Consolidated results of operations

Three months ended March 31, 2009 compared to three months ended December 31, 2008

Sales

Sales in Q1 decreased by $139.7 million, or 28.4%, compared to Q4. Lower sales volume due to increased market curtailment in Q1 and the permanent closure of the Elk Falls pulp and white top linerboard operation in November 2008 due to the unavailability of sawdust fibre, was the primary reason for the decrease, as well as lower prices for pulp and most paper grades in the current quarter.

EBITDA and EBITDA before specific items

($ millions)	EBITDA [1]	EBITDA before specific items [1]
Q4, 2008	$64.7	$65.9
Paper prices	(12.3)	(12.3)
Pulp prices	(7.2)	(7.2)
Impact of Canadian dollar on sales, inclusive ofhedging [2]	4.0	4.0
Volume and mix	(44.3)	(44.3)
Distribution costs	5.4	5.4
Fibre mix and costs	5.6	5.6
Labour costs	8.7	8.7
Maintenance	8.8	8.8
Other fixed costs	7.8	7.8
Lower of cost or market valuation of inventories	18.4	18.4
Restructuring costs	(3.0)	-
Other, net	4.5	4.5
Q1, 2009	$61.1	$65.3

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $2.8 million.

Operating earnings (loss)

The Company’s operating earnings improved by $12.7 million in Q1 compared to Q4.  The increase was primarily related to the impairment charge of $14.5 million in Q4 and lower Q1 amortization of $1.8 million, offset by lower EBITDA of $3.6 million in Q1.

Net earnings (loss)

Net earnings in Q1 of $21.0 million ($0.06 per common share) improved $69.5 million compared to a net loss of $48.5 million ($0.13 per common share) in Q4.  The increase in net earnings was primarily related to higher after-tax operating earnings of $9.0 million, an after-tax gain on cancellation of long-term debt of $26.1 million, and an after-tax foreign exchange loss on the translation of long-term debt of $10.7 million in Q1 compared to an after-tax loss of $45.2 million in Q4.  Net earnings before specific items in Q1 of $8.6 million ($0.02 per common share) decreased by $0.7 million from net earnings before specific items of $9.3 million ($0.02 per common share) in the previous quarter.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) before specific items.

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Sales

Sales in Q1 decreased by $47.0 million, or 11.8%, compared to Q1, 2008.  Lower sales volume for the Company’s products and lower pulp prices more than offset the positive impact of the weaker Canadian dollar and higher average paper prices.

EBITDA and EBITDA before specific items

($ millions)	EBITDA[1]	EBITDA before specific items[1]
Q1, 2008	$12.1	$26.7
Paper prices	17.3	17.3
Pulp prices	(13.0)	(13.0)
Impact of Canadian dollar on sales, inclusive of hedging [2]	26.3	26.3
Volume and mix	(24.4)	(24.4)
Labour costs	24.4	24.4
Maintenance	7.0	7.0
Lower of cost or market valuation of inventories	2.2	2.2
Restructuring costs	10.4	-
Other, net	(1.2)	(1.2)
Q1, 2009	$61.1	$65.3

1	EBITDA and EBITDA before specific items are non-GAAP measures. Refer to Section 8, “Non-GAAP measures” for further details.
2	Estimated total impact on EBITDA of average foreign exchange effective rate movement period-to-period is positive $22.7 million.

Operating earnings (loss)

The Company’s operating earnings improved by $53.8 million in Q1 compared to Q1, 2008.  The improvement over the comparative period was related to higher EBITDA of $49.0 million and lower amortization expense of $4.8 million in the current quarter.

Net earnings (loss)

Net earnings in Q1 of $21.0 million ($0.06 per common share) increased $58.4 million compared to a net loss of $37.4 million ($0.17 per common share) in Q1, 2008.  This was largely due to the after-tax improvement in operating earnings in Q1 of $37.3 million and an after-tax gain on cancellation of long-term debt of $26.1 million.  In addition, the comparative period in 2008 benefited from a favourable release of future income tax provision of $8.6 million.  Net earnings before specific items of $8.6 million ($0.02 per common share) improved by $30.4 million from a net loss before specific items of $21.8 million ($0.10 per common share) in Q1, 2008.  Refer to Section 8, “Non-GAAP measures” for details on net earnings (loss) before specific items.

2.	SEGMENTED RESULTS

Specialty printing papers

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$210.7	$1,000.9	$281.9	$248.7	$235.3	$235.0
Operating earnings (loss)	21.4	27.0	22.6	14.6	(0.2)	(10.0)

EBITDA [1]	44.6	139.5	58.9	40.5	25.6	14.5
– before specific items [1]	46.6	150.1	57.9	40.6	26.1	25.5
EBITDA margin [1]	21.2%	13.9%	20.9%	16.3%	10.9%	6.2%
– before specific items [1]	22.1%	15.0%	20.5%	16.3%	11.1%	10.9%

Sales (000 tonnes)	209.0	1,080.8	276.2	268.7	267.4	268.5
Production (000 tonnes)	220.5	1,060.1	250.0	276.0	265.7	268.4
Curtailment (000 tonnes) [2]	36.7	31.1	27.5	2.7	–	0.9

Average sales revenue per tonne	$1,008	$926	$1,020	$925	$880	$875
Average delivered cash costs per tonne [3]	795	797	807	775	785	821
– before specific items [3]	785	787	810	774	783	780

Benchmark prices
SC-A paper, 35 lb. (US$/ton) [4]	877	866	902	895	850	815
LWC paper, No. 5, 40 lb. (US$/ton) [4]	897	960	975	988	965	910
Telephone directory paper, 22.1 lb.(US$/ton) [4]	800	750	755	755	745	745

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and downtime related to market demand in 2009.  Q1, 2009 curtailment includes 15,400 tonnes related to E2 which was indefinitely curtailed on February 23, 2009.

3	Average delivered cash costs per tonne consist of cost of sales including the impact of SG&A and restructuring costs.
4	Benchmark selling prices are sourced from Resource Information Systems, Inc. (“RISI”).

Segment Overview

Specialty printing paper markets deteriorated significantly in Q1 as the impact of the global recession had a severe impact on advertising spending.  This caused not only a significant drop in paper consumption during a seasonally weak period but also saw printers and publishers adjust to lower demand by drawing on inventories.

Coated mechanical demand dropped 33.6% in Q1 year-over-year, the largest decline recorded in the past 30 years.  Industry capacity operating rates over the quarter reached a record low of approximately 69% and prices decreased significantly.  The Q1 average LWC benchmark price was US$897 per ton, a decrease of US$78 per ton, or 8%, from Q4.  Compared to Q1, 2008, the average benchmark price was down US$13 per ton, or 1.4%.

Overall uncoated mechanical demand declined 24.3% across all grades, the largest recorded year over year quarterly decrease, including declines of 29.7% for the high gloss (SC) sector and 18.3% for standard grades.  Prices weakened across all grades.  The average benchmark price for SC-A in Q1 was US$877 per ton, a decrease of US$25 per ton, or 2.8%, from Q4 compared to an increase of US$62 per ton, or 7.6%, from the same quarter last year.

The unprecedented decrease in demand for uncoated mechanical products caused the Company to indefinitely curtail E2, effective February 23, 2009, removing the equivalent of 153,000 tonnes on an annualized basis.

North American directory demand decreased 26.2% in Q1 year-over-year.  Demand declined due to a reduction in advertising spending by small to medium-size businesses and a reduction in the number of books printed and distributed by major telephone book publishers.  Pricing agreements with major directory customers are in place for 2009 and price increases over 2008 average approximately 8%.  The average benchmark price for Q1 was US$800 per ton, an increase of US$45 per ton, or 6.0%, from Q4.  Compared to Q1 2008, the average benchmark price was up US$55 per ton, or 7.4%.

Operational performance

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Operating earnings for the specialty printing papers segment in Q1 improved $31.4 million compared to Q1, 2008.  EBITDA and EBITDA before specific items improved $30.1 million and $21.1 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 59,500 tonnes, or 22.2%, from the comparative period in 2008 largely due to higher production curtailment in late Q4 and Q1.  Average sales revenue increased by $133 per tonne over the comparative period, reflecting higher average transaction prices across most of the Company’s specialty printing paper products and the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $26 per tonne from the comparative period in 2008.  This was primarily due to lower restructuring costs.  Before the impact of specific items, average delivered cash costs increased $5 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Newsprint

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$105.6	$463.9	$143.0	$148.9	$118.3	$53.7
Operating earnings (loss)	8.7	3.6	10.6	11.9	(6.9)	(12.0)

EBITDA [1]	19.9	43.3	23.6	21.5	3.0	(4.8)
– before specific items [1]	20.6	47.4	23.5	21.6	3.5	(1.2)
EBITDA margin [1]	18.8%	9.3%	16.5%	14.4%	2.5%	(8.9%)
– before specific items [1]	19.5%	10.2%	16.4%	14.5%	3.0%	(2.2%)

Sales (000 tonnes)	125.4	601.8	160.2	189.0	170.8	81.8
Production (000 tonnes)	132.5	596.8	152.7	188.9	172.2	83.0
Curtailment (000 tonnes) [2]	109.4	195.3	72.7	42.7	38.3	41.6

Average sales revenue per tonne	$843	$771	$893	$788	$692	$657
Average delivered cash costs per tonne [3]	684	699	746	674	675	716
– before specific items [3]	678	692	746	674	672	671

Benchmark price
Newsprint 48.8 gsm, West Coast delivery(US$/tonne) [4]	692	687	741	726	670	613

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and downtime related to market demand in 2009.  Q1, 2009 curtailment includes 37,800 tonnes related to E1 (curtailed throughout Q1), 22,600 tonnes related to C1 (curtailed effective February 1, 2009) and 22,300 tonnes related to E5 (curtailed effective February 23, 2009) which are indefinitely curtailed.

3	Average delivered cash costs per tonne consist of cost of sales including the impact of SG&A and restructuring costs.
4	Benchmark selling prices are sourced from RISI.

Segment Overview

North American newsprint demand decreased 32.2% in Q1 year-over-year,  the highest year-over-year quarterly decline since January 1981.  This was primarily due to the cyclical impact of the recession but also to the ongoing structural decline of the newspaper industry.  A number of publishers are reducing the number of publication days, narrowing web-widths and lowering basis weights, eliminating pages or accelerating the move to providing content via the internet.  The average newsprint benchmark price for Q1 was US$692 per ton, a decrease of US$49 per ton, or 6.6%, from Q4.  Compared to Q1 2008, the average benchmark price was up US$79 per ton, or 12.9%.

The Company indefinitely curtailed E5 and C1 during Q1, removing the equivalent of 360,000 tonnes of newsprint on an annualized basis.  Including the impact of E1, which was indefinitely curtailed in September 2007, the Company has indefinitely curtailed the equivalent of 513,000 tonnes of newsprint on an annualized basis.

Operational performance

Three months ended March 31, 2009 compared to the three months ended March 31, 2008

Operating earnings for the newsprint segment in Q1 improved $20.7 million compared to Q1, 2008.  EBITDA and EBITDA before specific items improved $24.7 million and $21.8 million, respectively, compared to the same period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume increased 43,600 tonnes, or 53.3%, from Q1, 2008, primarily due to the additional sales related to the acquisition of Snowflake in Q2, 2008 partly offset by higher curtailment during Q1.  Average sales revenue increased $186 per tonne due to higher transaction prices and the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $32 per tonne from the comparative period in 2008.  This was primarily due to lower restructuring, power, and distribution costs which more than offset the negative impact of higher curtailment in Q1.  Before the impact of specific items, average delivered cash costs increased $7 per tonne from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on average delivered cash costs before specific items.

Pulp

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Sales	$36.2	$384.6	$67.3	$107.2	$99.3	$110.8
Operating earnings (loss)	(5.9)	(188.0)	(21.7)	(12.5)	(146.2)	(7.6)

EBITDA[1]	(3.4)	(23.4)	(17.8)	(8.9)	0.9	2.4
– before specific items[1]	(1.9)	(8.0)	(15.5)	4.0	1.1	2.4
EBITDA margin[1]	(9.4%)	(6.1%)	(26.4%)	(8.3%)	0.9%	2.2%
– before specific items[1]	(5.2%)	(2.1%)	(23.0%)	3.7%	1.1%	2.2%

Sales (000 tonnes)	59.5	506.9	93.5	138.0	130.0	145.4
Production (000 tonnes)	38.6	503.4	89.2	131.3	142.9	140.0
Curtailment (000 tonnes)[2]	34.2	134.7	70.5	24.8	17.2	22.2

Average sales revenue per tonne	$607	$759	$719	$777	$764	$762
Average delivered cash costs per tonne[3]	665	805	910	841	758	746
– before specific items[3]	640	774	886	748	756	746

Benchmark prices
NBSK pulp, Northern Europe delivery (US$/tonne)[4]	585	840	703	878	900	880
White top linerboard, 42 lb., Eastern U.S. delivery (US$/ton)[4]	770	750	780	780	720	720

1
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, and average delivered cash costs per tonne before specific items are non-GAAP measures.  EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales.  Refer to Section 8, “Non-GAAP measures” for further details.

2
Curtailment consists of downtime related to unavailability of fibre and market demand in 2008 and includes the impact on production in Q4, 2008 post closure of the Elk Falls pulp mill and white top linerboard operation in November 2008 (39,200 tonnes in Q4 from date of permanent closure to year-end).  Curtailment consists of downtime related to market demand in 2009 and includes 34,200 tonnes in Q1, 2009 related to Crofton pulp which was indefinitely curtailed on March 8, 2009.

3	Average delivered cash costs per tonne consist of cost of sales including the impact of SG&A and restructuring costs.
4	Benchmark selling prices are sourced from RISI.

Segment Overview

Pulp demand continued to trend downwards in Q1 due to the global economic recession and prices also continued to deteriorate.  Global shipments in Q1 declined 9.1% year-over-year, the third consecutive quarter decline in shipments year-over-year. The NBSK benchmark price of US$585 per tonne in Q1 has declined 35% since the peak in June 2008 and was down US$118 per tonne, or 16.8%, from Q4.  Compared to Q1, 2008, the average benchmark price decreased US$295 per tonne, or 33.5%.

As a result of the decline in pulp prices, the Crofton pulp mill was indefinitely curtailed effective March 8, 2009.  This removed the equivalent of 403,000 tonnes of annual production capacity, of which 343,000 tonnes were designated as market pulp with the remainder consumed internally.

Operational performance

Three months ended March 31, 2009 compared to the three months ended March 31, 2008

The pulp segment operating loss in Q1 improved by $1.7 million, compared to Q1, 2008 due to lower amortization primarily as a result of the impairment in Q4 of the Elk Falls pulp and white top linerboard operation, offset by a decrease in EBITDA and EBITDA before specific items of $5.8 million and $4.3 million, respectively.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

Sales volume decreased 85,900 tonnes, or 59.1%, from Q1, 2008, primarily due to the closure of the Elk Falls pulp and white top linerboard operation and the curtailment of 34,200 tonnes of Crofton market pulp production in Q1.  Average sales revenue decreased $155 per tonne primarily due to lower average transaction prices partly offset by the positive impact of the weaker Canadian dollar.

Average delivered cash costs decreased $81 per tonne, from the comparative period reflecting no major maintenance and the positive impact of inventory valuation of NBSK pulp finished goods and raw material in Q1.  This was partly offset by the negative impact of higher curtailment and higher restructuring costs in Q1.  Before the impact of specific items, average delivered cash costs decreased $106 per tonne, from the comparative period in 2008.  Refer to Section 8, “Non-GAAP measures” for details on EBITDA before specific items.

3.	LIQUIDITY AND CAPITAL RESOURCES

Selected financial information

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash flows provided (used) by operations before changes in non-cash working capital	$31.8	$110.8	$53.3	$50.8	$2.2	$4.5
Changes in non-cash working capital	(9.7)	(35.1)	4.3	(46.4)	26.3	(19.3)

Cash flows provided (used) by
Operations	22.1	75.7	57.6	4.4	28.5	(14.8)
Investing activities	(1.7)	(202.9)	(5.9)	(12.6)	(174.0)	(10.4)
Financing activities	(19.4)	132.2	(52.9)	14.4	145.5	25.2
Capital spending	3.6	41.9	13.5	12.1	10.8	5.5
Amortization	36.9	165.8	38.7	39.1	46.3	41.7
Impairment	-	151.0	14.5	–	136.5	–
Capital spending as % of amortization	10%	25%	35%	31%	23%	13%
Total debt to total capitalization [1,2]	50%	52%	52%	50%	48%	47%
Net debt to net capitalization [3,4]	50%	52%	52%	49%	48%	47%
Net debt to LTM EBITDA before specific items [3,5,6]	3.9	5.0	5.0	5.9	6.9	7.6
EBITDA before specific items to interest [5]	3.3	2.5	3.4	3.4	1.6	1.6

1     Total debt comprises long-term debt, including current portion.
2     Total capitalization comprises total debt and shareholders’ equity.
3     Net debt comprises total debt, less cash on hand.
4     Net capitalization comprises net debt and shareholders’ equity.
5     EBITDA before specific items is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.
6     LTM = last twelve months.

The Company’s principal cash requirements are for interest payments on its debt and for capital expenditures and working capital fluctuations. Cash flows are funded through operations and, where necessary, through the Company’s ABL Facility.  If necessary, liquidity requirements may be funded through the issuance of debt, equity or both.  Access to current and alternative sources of financing at competitive cost is dependent upon the Company’s credit ratings and capital market conditions.  The Company believes that the cash flow from operations and the ABL Facility will be sufficient to meet its anticipated capital expenditures and debt service obligations in the near and intermediate term.

Operating activities

Cash provided by operating activities in Q1 was $22.1 million compared to cash used of $14.8 million in the same quarter last year.  The increase of $36.9 million from the previous year is primarily related to higher EBITDA and lower working capital requirements in Q1.

Investing activities

Cash used for investing activities in Q1 was $1.7 million compared to $10.4 million in the same quarter last year.  This change was largely due to fees related to the acquisition of Snowflake of approximately $5 million in Q1, 2008 and lower capital spending in Q1 of this year.

Capital spending for Q1 was $3.6 million, primarily for maintenance of business and the TMP upgrade project at Port Alberni.

Financing activities

Cash used by financing activities in Q1 was $19.4 million compared to cash provided of $25.2 million in the same quarter last year.  The decrease from the comparative period was primarily due to reducing the amount drawn on the Company’s credit facility in Q1 compared to an increase in drawings in Q1, 2008.  The purchase of the Company’s debt in Q1 was largely offset by proceeds on unwinding debt currency hedges used to finance the debt buyback.

Capital resources

The Company’s capital resources at March 31, 2009 included the amount available under the ABL Facility.  The ABL Facility, together with operating cash flows, is expected to enable the Company to meet its minimum payments.  A summary of the Company's future cash flows for contractual obligations as of December 31, 2008 can be found on page 37 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

Availability on the Company’s ABL Facility and total liquidity at period-end is summarized in the following table:

(In millions of dollars)	2009	2008
	Q1	Q4	Q3	Q2	Q1

Borrowing base	$241.5	$263.3	$304.1	$319.0	$311.3
Letters of credit	(25.8)	(27.9)	(24.5)	(24.1)	(20.6)
Amount drawn, net	(38.8)	(60.1)	(113.5)	(93.5)	(69.4)
Available to be drawn[1]	176.9	175.3	166.1	201.4	221.3
Cash on hand	6.0	5.0	6.2	-	-
Total liquidity	$182.9	$180.3	$172.3	$201.4	$221.3

1	Availability effective Q3, 2008 relates to the ABL Facility and availability for prior quarters relates to the Company’s previous $350 million revolving operating facility.

As of March 31, 2009, the Company had $182.9 million of liquidity available, comprised of $6.0 million in cash and $176.9 million availability on its ABL Facility.  Compared to the same quarter last year, the Company’s available liquidity decreased by $38.4 million. The decrease primarily reflects the different security pledged under the ABL Facility compared to the previous facility, lower inventory and accounts receivable balances as a result of higher curtailment in Q1 (and therefore a reduced borrowing base), and an increase in letters of credit of $5.2 million.  These factors were partly offset by a reduction in amounts drawn of $30.6 million, despite using $48.4 million of drawings to partly fund the Snowflake acquisition in April 2008, and an increase in cash on hand of $6.0 million.  Availability under the ABL Facility is determined by a borrowing base, calculated primarily on balances of eligible accounts receivable and inventory balances, less certain reserves.

Debt

During Q1, the Company purchased and cancelled US$45.8 million of its 8.625% senior notes, due June 2011.  The Company paid US$21.3 million cash as consideration and recorded a gain of $30.7 million (US$24.5 million), net of a $0.5 million write-off of deferred financing costs, for the three months ended March 31, 2009.

Total debt outstanding as at March 31, 2009 was $903.1 million.  The Company’s net-debt to net-capitalization ratio as at March 31, 2009, was 50.1%, or 2.2% lower than December 31, 2008 due to the gain on cancellation of long-term debt and lower borrowings on the ABL Facility offset by the change in the U.S. dollar to Canadian dollar exchange rate between the two periods.

The Company has classified non-recourse debt of $74.5 million, relating to PREI, as a current liability on its balance sheet as at March 31, 2009.  It is anticipated that PREI will refinance this debt prior to its maturity in July 2009.  PREI has obtained a commitment letter from a Canadian bank lender for a twelve-month bridge-financing in the event the refinancing of this debt has not been completed in the bond market by the maturity date.  The Company has a 50% interest in PREI and consolidates 100% of it as PREI is a VIE in which the Company is the primary beneficiary.

The following table illustrates the changes in the Company’s long-term debt for the three months ended March 31, 2009:

Issue	December 31, 2008	Net increase (decrease)	Foreign exchange	March 31, 2009
(In millions of dollars)

Recourse
Senior notes, 8.625% due June 2011 (US$354.2 million, December 31, 2008 – US$400.0 million)	$485.1	$(55.1)	$12.6	$442.6
Senior notes, 7.375% due March 2014 (US$250.0 million)	306.9	-	8.9	315.8
Revolving asset based loan facility of up to $330.0 million due August 2013 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates	60.1	(21.3)	-	38.8
Capital lease obligation	12.2	(0.3)	-	11.9

Non-recourse (PREI)
First mortgage bonds, 6.387% due July 2009	74.9	(0.4)	-	74.5
Subordinated promissory notes	19.5	-	-	19.5
Total long-term debt	$958.7	$(78.1)	$22.5	$903.1
Less current portion	(75.8)	0.3	-	(75.5)
	$882.9	$(77.8)	$22.5	$827.6

Refer to the Company’s interim consolidated financial statements for the three months ended March 31, 2009, note 6, “Long-term debt” for details related to covenant compliance.

Financial instruments

Financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term debt.  Financial instruments of the Company also include derivatives which the Company uses to reduce its exposure to currency and price risk associated with its revenues, energy costs and long-term debt.  The Company is exposed to risk from its financial instruments, specifically credit risk, market risk (including currency, price and interest risk) and liquidity risk.  The Board of directors and the Audit Committee have approved a policy to manage the risks from the use of derivatives which provides objectives for, and limits on, their use.  Management policies identify and analyze the risks, establish appropriate controls, set responsibilities and limits and provide for regular monitoring and reporting requirements.  For further details regarding specific risks, refer to the Company's consolidated financial statements for the year ended December 31, 2008, note 24, “Financial instruments”.

In accordance with its financial risk-management program, the Company manages its exposure to risks through the use of financial instruments with counterparties that are of strong credit quality, normally major financial institutions.  The Company does not enter into financial instruments for speculative purposes.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts to partially hedge trade receivables and anticipated future sales denominated in foreign currencies.  At March 31, 2009, the Company had foreign currency options and forward contracts with a notional principal of US$455 million with major financial institutions.  Instruments having a notional principal of US$351 million are designated as hedging instruments.  At period-end exchange rates, these instruments are reported at their fair value, which was negative $22.8 million at March 31, 2009.

The following table is a summary of the Company’s revenue risk management instruments outstanding at March 31, 2009 and related sensitivities to a US$0.05 change in the U.S. dollar relative to the Canadian dollar:

	Notional	Mark-to-market
CDN$Millions	principal	March 31, 2009	Sensitivity to US$0.05 change
	amount	US$/CDN$ 0.79	0.85	0.80	0.75
	(US$)	CDN$/US$ 1.26	1.17	1.25	1.33

2009 Q2	138	(10.1)	(4.8)	(9.3)	(15.5)
Q3	108	(7.7)	(2.9)	(7.1)	(11.8)
Q4	89	(4.5)	(1.1)	(4.0)	(7.4)

2010 Q1	53	(1.2)	0.9	(0.9)	(2.8)
Thereafter	67	0.7	4.2	1.1	(2.1)
	455	(22.8)	(3.7)	(20.2)	(39.6)

At March 31, 2009, a commodity swap agreement to fix the spread between the sales price of newsprint and purchase price of ONP within the next eight months was outstanding for 8,000 tonnes.  This contract is not designated as a hedging instrument for accounting purposes.  This instrument is reported at its fair value, which was $0.6 million at March 31, 2009.

Cost risk management instruments

The Company’s policy allows for hedges to be placed on anticipated purchases of old newsprint.  As well, hedges are placed on anticipated purchases at 10% to 70% of the net exposure for oil and natural gas.  These contracts are not designated as hedging instruments for accounting purposes and are reported at their fair value. Settlements and changes in fair value are recognized in “Cost of sales”.  At March 31, 2009, the following commodity swap agreements were outstanding and the following fair values applied:

(i)	Agreement to fix the purchase price of 28,000 tonnes of ONP within the next seven months – fair value as at March 31, 2009 was negative $0.3 million.

(ii)	Agreements to fix the purchase price of approximately 28% of natural gas usage for the next twelve month period – fair value as at March 31, 2009 was $0.1 million.

There are no cost risk management hedges in place that extend beyond twelve months. The Company had no oil contracts or options outstanding at March 31, 2009.

Long-term debt risk management instruments

In respect of long-term debt, the Company was party to US$95 million in forward foreign exchange contracts and options to acquire U.S. dollars over a five-year period as at March 31, 2009.  These instruments are not designated as hedging instruments for accounting purposes, and are included in “Other assets” on the balance sheet at their fair value.  Settlements and changes in fair value are recognized in earnings as “Foreign exchange gain (loss) on long-term debt”.  At period-end exchange rates, these instruments are reported at their fair value, which was $15.1 million at March 31, 2009.

Interest rate swaps

The Company’s policy is to keep the majority of its term debt on a fixed-rate basis, but allow for the placing of some fixed-to-floating swaps at rates considered acceptable and attractive. The Company had no fixed-to-floating interest rate swaps outstanding at March 31, 2009.

4.	RELATED PARTY TRANSACTIONS

A description of the Company's related parties can be found on page 40 of the Company's 2008 Annual Report. The Company had no significant related party transactions to report in Q1.

5.	CONTINGENT LIABILITY

Details related to the Company’s contingent liability on minimum take-or-pay obligations in respect of steam related to its 20-year Energy Services Agreement with Island Cogeneration No.2 Inc. (“ICP”) can be found on pages 40 and 41 of the Company’s 2008 Annual Report.  The proceedings are in their early stages and the Company has not recorded a liability for this contingency since the likelihood and amount of any potential liability cannot be reasonably estimated.  Should the ultimate resolution differ from the Company’s assessment, a material adjustment to the Company’s financial position and the results of its operations could result.  The Company expects in any event to incur significant legal fees in connection with this matter.  As at March 31, 2009, the Company estimates that the cost of the steam that it has been unable to take due to the force majeure event was approximately $7 million (December 31, 2008 – approximately $4 million).

6.	GUARANTEES AND INDEMNITIES

The Company has provided certain indemnities with regard to several business dispositions covering potential environmental, tax and employment liabilities.  A description of these indemnities and guarantees and their impact on the Company's results of operations and financial position for the year ended December 31, 2008, can be found on page 41 of the Company's 2008 Annual Report.  These have not changed materially since December 31, 2008.

7.	SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending March 31, 2009:

(In millions of dollars, except per share amounts)
	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Sales	$352.5	$492.2	$504.8	$452.9	$399.5	$381.0	$413.7	$441.8
EBITDA [1]	61.1	64.7	53.1	29.5	12.1	15.1	(0.3)	(1.9)
Net earnings (loss)	21.0	(48.5)	(10.9)	(124.3)	(37.4)	12.4	(18.6)	0.2

Net earnings (loss) per share – basic and diluted	$0.06	$(0.13)	$(0.03)	$(0.34)	$(0.17)	$0.06	$(0.09)	$-

1   EBITDA is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.

Refer to Section 1, “Overview and highlights” and the discussion on "Overview of three months ended March 31, 2009 compared to the three months ended December 31, 2008" for details of Q1 results compared to Q4.

The following table reconciles the average spot exchange rate to the Company’s effective exchange rate for the eight consecutive quarters ending March 31, 2009:

US$/CDN$ foreign exchange	2009	2008				2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Average spot rate	0.803	0.825	0.961	0.990	0.996	1.019	0.957	0.911
Revaluation of U.S. dollar receivables	(0.014)	(0.078)	(0.016)	0.005	(0.022)	0.008	0.040	0.051
Impact of hedging [1]	0.045	0.112	0.017	(0.010)	(0.003)	(0.059)	(0.053)	(0.035)
Other	0.022	0.009	0.009	0.004	(0.004)	0.002	(0.009)	(0.011)
Average effective rate	0.856	0.868	0.971	0.989	0.967	0.970	0.935	0.916

1 Impact of hedging (in millions of dollars)	$(15.6)	$(37.8)	$(7.6)	$2.7	$1.0	$17.0	$16.9	$12.4

8.	NON-GAAP MEASURES

EBITDA (earnings before interest, taxes, depreciation and amortization, impairment and before other non-operating income and expenses) as defined equates to operating earnings (loss) plus amortization and impairment.  As Canadian GAAP does not define a method of calculating EBITDA, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities.  The Company focuses on EBITDA, as the Company believes this measure enables comparison of its results between periods without regard to debt service, income taxes, and capital expenditure requirements.  As such, the Company believes it would be useful for investors and other users to be aware of this measure so that they can better assess the Company’s operating performance.  EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity.

The Company incurred some specific items in 2009 and 2008 that adversely or positively affected its average delivered cash costs per tonne, EBITDA, operating earnings (loss), and net earnings (loss), making the comparison of results difficult from period to period. The Company believes it is useful for readers to be aware of these items and to have an indication of performance and comparative trends excluding these specific items. Specific items include foreign exchange gain or loss on long-term debt, gain on cancellation of long-term debt, asset impairments, restructuring costs, income tax adjustments, and other significant items of an unusual or non-recurring nature.  The Company believes this is useful supplemental information; however, the Company’s measures excluding specific items have no standardized meaning under Canadian GAAP and might not be comparable to similarly titled measures reported by other entities.  Readers should be cautioned that average delivered cash costs per tonne before specific items, EBITDA before specific items, EBITDA margin before specific items, net earnings (loss) before specific items and net earnings (loss) per share before specific items should not be confused with or used as an alternative to measures prescribed by Canadian GAAP.

The Company has reported free cash flow because management believes it is useful for investors and other users to be aware of this measure so they can better assess the Company’s operating performance.  Free cash flow excludes working capital changes and certain other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. As Canadian GAAP does not define a method of calculating free cash flow, the measure as calculated by the Company might not be comparable to similarly titled measures reported by other entities and should not be considered an alternative to the consolidated statements of cash flows.  While the closest GAAP measure is cash provided by operating activities less cash used by investing activities, free cash flow is calculated as EBITDA after capital expenditures, interest and taxes paid, and adjustments to reflect employee future benefit payments.

Refer to the tables below for a reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items, the impact of specific items by segment, net earnings (loss) as reported to net earnings (loss) before specific items, and reconciliation of free cash flow with cash provided by operating activities less cash used by investing activities and management’s calculation of free cash flow.

Reconciliation of net earnings (loss) to EBITDA and EBITDA before specific items by quarter

(In millions of dollars)	2009	2008
	Q1	Total	Q4	Q3	Q2	Q1

Net earnings (loss)	$21.0	$(221.1)	$(48.5)	$(10.9)	$(124.3)	$(37.4)
Amortization	36.9	165.8	38.7	39.1	46.3	41.7
Impairment	-	151.0	14.5	-	136.5	-
Gain on cancellation of long-term debt	(30.7)	-	-	-	-	-
Foreign exchange loss on long-term debt	12.6	82.2	53.5	10.8	1.2	16.7
Other (income) expense, net	(0.7)	(2.5)	-	(0.2)	(2.1)	(0.2)
Interest expense, net	19.9	75.0	19.6	19.2	19.4	16.8
Income tax expense (recovery)	2.0	(91.8)	(13.7)	(4.8)	(47.3)	(26.0)
Non-controlling interest	0.1	0.8	0.6	(0.1)	(0.2)	0.5

EBITDA	61.1	159.4	64.7	53.1	29.5	12.1
Specific items:
Restructuring costs	4.2	30.1	1.2	13.1	1.2	14.6
EBITDA before specific items	$65.3	$189.5	$65.9	$66.2	$30.7	$26.7

Impact of specific items by segment and by quarter

(In millions of dollars, except where otherwise stated)
	2009	2008
	Q1	Total	Q4	Q3	Q2	Q1

Segment EBITDA favourable (unfavourable) impact of specific items:
Specialty printing papers	$(2.0)	$(10.6)	$1.0	$(0.1)	$(0.5)	$(11.0)
Newsprint	(0.7)	(4.1)	0.1	(0.1)	(0.5)	(3.6)
Pulp	(1.5)	(15.4)	(2.3)	(12.9)	(0.2)	-
Total	$(4.2)	$(30.1)	$(1.2)	$(13.1)	$(1.2)	$(14.6)

Reconciliation of net earnings (loss) as reported to net earnings (loss) before specific items by quarter

(In millions of dollars and after-tax, except where otherwise stated)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Net earnings (loss) as reported	$21.0	$(221.1)	$(48.5)	$(10.9)	$(124.3)	$(37.4)

Specific items (after taxes):
Foreign exchange loss on long-term debt	10.7	69.4	45.2	9.1	1.0	14.1
Impairment and loss on disposal	-	111.0	10.0	-	101.0	-
Restructuring costs	3.0	20.8	0.9	9.0	0.8	10.1
Termination fee on closure of corrugating machine	-	(1.2)	-	-	(1.2)	-
Gain on cancellation of long-term debt	(26.1)	-	-	-	-	-
Income tax adjustments	-	(6.9)	1.7	-	-	(8.6)
Net earnings (loss) before specific items	$8.6	$(28.0)	$9.3	$7.2	$(22.7)	$(21.8)

Net earnings (loss) per share in dollars: As reported	$0.06	$(0.66)	$(0.13)	$(0.03)	$(0.34)	$(0.17)
Before specific items	$0.02	$(0.08)	$0.02	$0.02	$(0.06)	$(0.10)

The following reconciles free cash flow with cash provided by operating activities less cash used by investing activities:

(In millions of dollars)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

Cash provided (used) by operating activities	$22.1	$75.7	$57.6	$4.4	$28.5	$(14.8)
Cash used by investing activities	(1.7)	(202.9)	(5.9)	(12.6)	(174.0)	(10.4)
Proceeds from the sale of property, plant and equipment and other assets	(2.7)	(2.2)	0.1	(2.3)	0.1	(0.1)
Snowflake acquisition	-	169.8	-	0.3	169.5	-
Other investing activities	0.8	(6.6)	(7.7)	2.5	(6.4)	5.0
Non-cash working capital changes except change in taxes and interest	12.8	37.8	(6.6)	51.3	(29.7)	22.8
Other	4.6	(26.4)	(11.3)	(21.0)	13.2	(7.3)
Free cash flow	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

The following shows management’s calculation of free cash flow:

(In millions of dollars)
	2009	2008
	Q1	TOTAL	Q4	Q3	Q2	Q1

EBITDA	$61.1	$159.4	$64.7	$53.1	$29.5	$12.1
Interest paid, net	(19.2)	(74.4)	(21.1)	(18.8)	(17.1)	(17.4)
Capital expenditures	(3.6)	(41.9)	(13.5)	(12.1)	(10.8)	(5.5)
Income taxes received (paid)	(0.4)	(0.8)	(0.7)	0.4	0.3	(0.8)
Employee future benefits, net of funding	(2.0)	2.9	(3.2)	-	(0.7)	6.8
Free cash flow	$35.9	$45.2	$26.2	$22.6	$1.2	$(4.8)

9.            CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires companies to establish accounting policies and to make estimates that affect both the amount and timing of recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, estimates of the remaining economic life of long-lived assets, pension and post-retirement benefits, provision for bad and doubtful accounts and income taxes based upon currently available information.  Actual results could differ from these estimates.  The discussion on the accounting policies that require management's most difficult, subjective and complex judgments, and which are subject to a fair degree of measurement uncertainty can be found on pages 47 to 50 of the Company's 2008 Annual Report.  These have not materially changed since December 31, 2008.

10.	CHANGES IN ACCOUNTING POLICIES

There were no new pronouncements issued by the Canadian Institute of Chartered Accountants (“CICA”) that impacted the Company in Q1.

11.	IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In February 2008, the CICA Accounting Standards Board confirmed that the changeover to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be required for publicly accountable enterprises effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. This decision establishes standards for financial reporting with the aim of consistency in the global marketplace.

In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities Exchange Commission (“SEC”) registrants, could retain the option to prepare their financial statements under U.S. GAAP instead of IFRS. In February 2009, the SEC published for public comment a proposal recommending that U.S. issuers be required to adopt IFRS using a phased-in approach based on market capitalization, starting in 2014.  The Company is currently considering the implications of conversion to U.S. GAAP as opposed to IFRS and expects to make a final determination during 2009.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures.  A description of key areas on changes in accounting policies that are expected on adoption of IFRS for the Company can be found on pages 51 to 53 of the Company’s 2008 Annual Report.

12.	RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally.  The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers.  However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties.  These fall into the general business areas of markets, international commodity prices, currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and potential impacts of Aboriginal rights, including unresolved Aboriginal land claims in B.C.

In order to address these risks and effectively manage them, the Company’s management has developed a process for managing risk and the interrelationships risks have with the Company’s strategic plan.  The Company provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure, and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate.  The objectives of the risk-management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A description of the Company's risks and uncertainties can be found on pages 53 to 61 of the Company's 2008 Annual Report.  Risks to the Company reported in the Company’s 2008 Annual Report include risks related to the cyclical nature of its business and fluctuations in product prices, exchange rate fluctuations, global competition, international sales, fluctuations in the cost and supply of wood fibre, capital structure, impact of losses incurred in recent periods which could affect ongoing operations if continued, labour disruptions, claims of aboriginal title and rights in Canada, increases in energy costs, environmental regulation, supply of certain raw materials, increases in capital and maintenance expenditures, periodic litigation, extending trade credit to customers, consumer boycotts or increases in costs due to chain-of-custody programs, insurance coverage limitations, mill locations in seismically active areas, post-retirement plan obligations, and change in legal control of the Company.  An update to the Company's risks and uncertainties, as at March 31, 2009, can be found below:

Update on risks and uncertainties

The Company’s business is of a cyclical nature and its product prices may fluctuate significantly.

For further details related to the current business climate, refer to Section 14, “Outlook.”

Labour disruptions could have a negative impact on the Company’s business

Most hourly employees at the Snowflake mill are members of the United Steelworkers Union (“USW”) or the International Brotherhood of Electrical Workers (“IBEW”).  Hourly employees of Apache Railway are members of the United Transportation Union (“UTU”) or Carpenters Union.  The collective agreements with the USW and IBEW were to expire in 2010 but agreements were reached with both the USW and IBEW in Q1 to extend the current agreements to 2011.  The collective agreement with the UTU and Carpenters Union expires in 2011.  The Company does not anticipate labour disruptions in its operations.

Protracted negotiations between the B.C. Maritime Employers’ Association and the International Longshoreman Workers’  Union were settled in March 2009, ratifying a new collective agreement to span April 1, 2007 to March 31, 2010.  The contract was settled without disruption to the Company’s operations.

13.	SENSITIVITY ANALYSIS

The Company’s earnings are sensitive to fluctuations in:

Product price

The Company’s products are commodity-based and cyclical in nature.  As a result, earnings are sensitive to price changes, with the effect of price changes on specialty printing paper grades and newsprint being the greatest.

Foreign exchange

The Company’s products are primarily sold in Canada, the United States, Asia and Australasia, Latin America and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency risk on accounts receivable and future sales.

Energy costs

The Company’s earnings could be significantly impacted by changes in prices and terms of energy-supply contracts, as the Company is a significant consumer of electrical power, fossil fuels, and input materials whose pricing is highly correlated to energy costs.

Fibre

The Company’s supply of fibre is subject to market influences and has some degree of variability. Fibre supply includes wood chips, logs, and ONP.

The Company’s annual EBITDA, net earnings and earnings per share are estimated to be impacted by changes in product prices, foreign exchange and input costs as follows:

(In millions of dollars, except per-share amounts)	EBITDA[5]	Net earnings[1]	Earnings per share

Product prices [2]
A US$10 per tonne change in the sales price of:
Specialty printing papers	$14	$10	$0.03
Newsprint	12	8	0.02
Pulp	4	3	0.01

Foreign exchange [3]
A US$0.01 change in the U.S. dollar relative to the Canadian dollar	$10	$7	$0.02

Energy cost sensitivity [4]
A 5% change in the price of:
Natural gas and oil – direct purchases	$3	$2	$0.01
Electricity – direct purchases	7	5	0.01
Coal	1	1	0.00

Fibre sensitivity [4]
A US$5 per unit change in the price of:
Wood chips (Bdt)	$12	$8	$0.02
ONP (ST)	4	3	0.01

1     Based on an expected tax rate of 30%.
2     Based on full 2009 capacities and foreign exchange rate of US$0.80.
3	Based on a movement from US$0.80 to US$0.81 and excluding the Company’s hedging program and the impact of the Company’s translation of U.S. dollar denominated debt.
4     Based on LTM to March 31, 2009 consumption levels and exchange rate of US$0.80.
5     EBITDA is a non-GAAP measure.  Refer to Section 8, “Non-GAAP measures” for further details.

14.	OUTLOOK

The North American and global economic environment is expected to remain challenging for the Company in 2009.  Markets are expected to remain weak and price declines are likely to continue given the current imbalance between supply and demand.  This will negatively impact the Company’s ability to sustain its recent level of operating earnings.

The Company remains focused on reducing its cost base, enabling it to emerge from the current recession with a lower cost structure and in a better position to take advantage of improved business conditions.  The Company’s progress to-date on its key priorities for 2009 is provided in Section 1, “Overview and highlights” and these remain the main focus going forward.

Production curtailment

The Company expects significant production curtailment in the second quarter of 2009 (“Q2”) due to weak demand.  The table below summarizes the production curtailment the Company currently anticipates in Q2:

Q2 2009 Forecast Production Curtailment (000 tonnes)	Specialty printing papers	Newsprint	Pulp	Total

Snowflake (Apr/May/Jun)	-	29.4	-	29.4
Crofton (Apr/May/Jun) [1]	-	23.4	85.9	109.3
Elk Falls (Apr/May/Jun) [1]	38.0	93.0	-	131.0
Total	38.0	145.8	85.9	269.7

1	Curtailment includes market curtailment related to C1, E1, E2, E5 and Crofton pulp which are indefinitely curtailed.

Decisions as to the specific extent of more or less curtailment in the second quarter and beyond will be made as required based on market conditions at the time.  Due to the very low level of housing starts in the United States and the resulting lack of demand for lumber, residual chip fibre supply is well below historical levels.  If market demand for paper and/or pulp were to recover and the Company wanted to restart capacity that is currently indefinitely curtailed, fibre supply could become a constraint depending on timing, the amount of capacity involved, and the condition of lumber markets and sawmill operating rates at that time.

Demand and pricing

Coated mechanical demand is expected to be down significantly year-over-year due to a reduction in magazine, catalog and retail insert advertising and benchmark prices are expected to weaken further as a result.  Demand for uncoated mechanical is expected to remain at current low levels for the remainder of 2009 as retailers and other users continue to spend less on advertising in response to the recession.  Benchmark prices for uncoated mechanical are expected to be under pressure and prices are expected to continue downwards in 2009.  For directory, demand is expected to decrease as small and medium size businesses reduce advertising spending due to the recession and publishers reduce the number of books printed. Benchmark prices are expected to remain relatively steady through 2009 with annual contracts in place; however, spot directory benchmark prices will be under pressure due to weakness in pricing of other similar grades of paper.

Newsprint markets are expected to continue to weaken due to declining consumption as newspaper publishers continue to cut costs and adjust their business model in response to lower revenues. Benchmark prices are expected to weaken considerably in 2009 as a result of falling newsprint consumption and are likely to reach cash cost for the industry as the supply/demand imbalance grows.

Demand for NBSK pulp is expected to remain weak through 2009 due to lower consumption caused by a decrease in worldwide graphic paper and consumer product demand.  Benchmark prices are expected to remain weak in 2009 as a result.

While the outlook for the balance of 2009 from a demand and pricing perspective is extremely challenging, Canadian producers will gain some advantage if the U.S. dollar to Canadian dollar exchange rate remains at Q1 levels.

Capital spending

Capital spending is expected to be at a basic maintenance level of approximately $25 million in 2009.

Liquidity, debt maturities, and covenants

The Company believes its liquidity as at March 31, 2009 is sufficient to meet its minimum requirements in 2009 and for the foreseeable future.

The Company has a 50% interest in PREI which has debt maturing in July 2009 of $74.5 million, net of deferred financing costs.  This debt is non-recourse to the Company and is anticipated to be refinanced.  PREI has obtained a commitment from a Canadian bank lender for twelve-month bridge-financing if the refinancing in the bond market is not completed by the maturity date.

For further details on the Company’s financial condition, see Section 3, “Liquidity and capital resources” and the Company’s interim consolidated financial statements for the three-month period ended March 31, 2009, note 6, "Long-term debt".

15.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER
FINANCIAL REPORTING

The Company did not make any significant changes in internal control over financial reporting during the most recent three-month period ended March 31, 2009, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of directors.  The Board of directors has read and approved this MD&A.  Through discussions with management, the Board of directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls.

A summary of the Company's regulatory requirements with respect to the evaluation of internal controls and subsequent reporting of the results of that evaluation can be found on pages 63 and 64 of the Company's 2008 Annual Report.  There have been no significant changes to those requirements since December 31, 2008.

16.	OUTSTANDING SHARE DATA

At April 29, 2009, the Company had 381,753,490 common shares issued and outstanding.

Additional information about the Company including its most recent Annual Information Form is available on the Company’s website at www.catalystpaper.com, or the Canadian Securities Administrator’s electronic filing website at www.sedar.com.